MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President – Legal Jackson National Asset Management, LLC
DATE:	July 6, 2018
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on May 7, 2018 (the "Registration Statement") for JNL Series Trust (the "Registrant") File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on June 21, 2018 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.	Please confirm the series and class identifiers in Edgar to deactivate or update the Funds that are being merged away or otherwise undergoing fund name changes, effective August 13, 2018.

RESPONSE: The Registrant confirms that the series and class identifiers for the Funds that are being merged away or are undergoing fund name changes will be deactivated or updated in Edgar, as applicable.

2.	Please use bold font for the second to last paragraph on the cover page.

RESPONSE: The Registrant has made the requested update.

3.
Please confirm whether the Class I shares are "clean shares," and, if so, please confirm that the disclosures per the Capital Group Letter are included in the Registrant Statement or update as appropriate.

RESPONSE: The Registrant confirms that the Class I shares are "clean shares." With respect to disclosures required per the Capital Group Letter, the Registrant respectfully notes that such disclosures are inapplicable in the variable annuity context.  As noted in the prospectus, shares of the Funds are presently offered only to separately managed accounts of Jackson and Jackson National Life Insurance Company of New York (collectively, "Separate Accounts") to fund the benefits under certain variable insurance contracts and variable life insurance policies (collectively, "Contracts"), to qualified retirement plans, and to other regulated investment companies. The Separate Accounts, through their various sub-accounts that invest in designated Funds, purchase the shares of the Funds at their net asset value ("NAV") using premiums received on Contracts issued by the insurance company. In other words, brokers (and payments thereto) are not involved in the purchase or sale of Class I shares even though one might consider them "clean shares."  Accordingly, the Registrant declines to make the requested change.

B.  JNL/American Funds Capital Income Builder Fund

1.	In the following paragraph, please specify what is meant by "primarily" and "limited" in these sentences:

The Master Fund's debt obligations will consist primarily of investment-grade bonds (rated Baa3 or better or BBB- or better by Nationally Recognized Statistical Rating Organizations, or NRSROs, designated by the Master Fund or unrated but determined to be of equivalent quality by the Master Fund). The Master Fund may invest to a limited extent in lower quality, higher yielding debt securities (rated Ba1 or below and BB+ or below by NRSROs or unrated but determined to be of equivalent quality by the Master Fund). Such securities are sometimes referred to as "junk bonds."

RESPONSE: The Registrant has reviewed the disclosure and believes that use of the term "primarily" is appropriate.  The Registrant has revised the term "limited" in the disclosure.

C.  JNL Multi-Manager International Small Cap Fund

1.	Please confirm that 80% of the securities held by the Fund will be non-U.S. companies.

RESPONSE: The Registrant confirms that 80% of the securities held by the Fund will be non-U.S. companies.

2.
Please redraft the following sentence in plain English: "Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy's objective.

RESPONSE: The Registrant has made the requested update.

3.	Please include "Frontier market countries risk" as a principal risk.

RESPONSE: The Registrant has made the requested update.

D. JNL/First State Global Infrastructure Fund

1.	Please include disclosure in the Fund's Principal Investment Strategies section to state whether there is any limitation to the Fund's investments in stapled securities.

RESPONSE: The Registrant has revised the disclosure to indicate that there is no limit on the amount that the Fund may invest in stapled securities.

2.	Please add an explanation of what "Rule 144A securities" are for investor understanding.

RESPONSE: The Registrant has made the requested update.

3.	Please remove the duplicative language from the Fund's Principal Investment Strategies section for stapled securities that is included in the "Stapled securities risk."

RESPONSE: The Registrant has made the requested update.

4.	Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(b)(2)(iii).

RESPONSE:  The Registrant has considered the Fund's benchmark, the S&P Global Infrastructure Index, and believes it to be sufficiently broad-based. The S&P Global Infrastructure Index is a transparent index administered by S&P, comprised of 75 companies from around the world chosen to represent the listed infrastructure industry while maintaining liquidity and tradability, and is unaffiliated with the adviser and the sub-adviser.

E. JNL/Heitman U.S. Focused Real Estate Fund

1.
Please add disclosure to the Fund's Principal Investment Strategies section to correspond to the "Mid-capitalization and small-capitalization investing risk" listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested update.

F. JNL/JPMorgan Hedged Equity Fund

1.
Please expand the following sentence to explain what index put options are in plain English: "The combination of the diversified portfolio of equity securities, the downside hedge from index put options, and the income from the index call options is intended to provide the Fund with a portion of the returns associated with equity market investments while exposing investors to less risk than traditional long-only equity strategies."

RESPONSE: The Registrant has made the requested update.

2.	If the Fund intends to invest in derivatives other that options and futures, please add corresponding disclosure to the Fund's Principal Investment Strategies section.

RESPONSE: The Registrant confirms that the Fund does not intend to invest in derivatives other than options and futures.

3.	Please add disclosure to the Fund's Principal Investment Strategies section to correspond to the "Mid-capitalization investing risk" listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested update.

4.
Given that "Sector risk" is disclosed as a principal risk, please explain what sector and whether there is sector concentration, and, if so, please include corresponding disclosure in the Fund's Principal Investment Strategies section.

RESPONSE: The Registrant has update the disclosure to remove "Sector risk."

G. JNL/Loomis Sayles Global Growth Fund

1.
Given that the Fund lists "Derivatives risk" as a principal risk, please include disclosure in the Fund's Principal Investment Strategies section to address if the Fund will invest in any derivatives other than currency forwards and currency futures.

RESPONSE: The Registrant has reviewed the disclosure and has confirmed that the Fund does not intend to use derivatives other than currency forwards and currency futures as part of the Fund's principal investment strategies.  Thus, the Registrant believes the disclosure to be sufficient.

2.
Given that the Fund lists "Leverage risk" as a principal risk, please include corresponding disclosure in the Fund's Principal Investment Strategies section related to reverse repurchase agreements, futures, forwards, swaps, or other derivative instruments if these investments are part of the Fund's principal investment strategies.

RESPONSE: The Registrant has reviewed the disclosure, confirms that the Fund does not intend to use other types of derivatives, other than currency forwards and currency futures, as part of the Fund's principal investment strategies, and has updated the Fund's "Leverage risk" accordingly.

H. JNL/Morningstar Wide Moat Index Fund

1.	Please combine the two sentences in the Fund's investment objective.

RESPONSE: The Registrant has made the requested update.

2.	Please provide the white paper and/or the FactSet information that outlines the Morningstar Wide Moat Focus Index (the "Index") weighing methodology

RESPONSE: The Registrant has provided the requested information.

3.
Please include additional disclosure in the Fund's Additional Information section that clarifies the rebalance/reconstitution process for the Index. Additionally, please include disclosure as to how many securities are in the Index and how many securities the Fund intends to hold.

RESPONSE: The Registrant has made the requested update.

4.	Please include "tracking error risk" and "index provider risk" as principal risks.

RESPONSE: The Registrant has updated the disclosure to include "passive investment risk" and "tracking error risk."

I. JNL/T. Rowe Price Managed Volatility Balanced Fund

1.
Given that the Fund lists "Derivatives risk" as a principal risk, please include corresponding disclosure in the Fund's Principal Investment Strategies section related to whether the Fund will invest in any derivatives outside of the volatility management function.

RESPONSE: The Registrant confirms that the Fund's use of derivates will not be limited to the managed volatility overlay component, and the Registrant has updated the disclosure accordingly.

2.	Please add disclosure to the Fund's Principal Investment Strategies section to correspond to the "Options risk" listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has updated the disclosure to remove "Options risk."

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File